June 20, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Touchstone Funds Group Trust (the "Registrant") – Post Effective Amendment No. 134 under the Securities Act of 1933 and Amendment No. 136 under the Investment Company Act of 1940

To the Commission:

The Registrant is transmitting electronically for filing pursuant to the Securities Act of 1933, as amended (the "1933 Act"), and the Investment Company Act of 1940, as amended (the "1940 Act"), the Trust's Post-Effective Amendment No. 134 to its Registration Statement on Form N-1A (Amendment No. 136 under the 1940 Act), including exhibits.

This Amendment is being filed pursuant to the conditions and requirements of Rule 485(a) under the 1933 Act for the purposes of: (1) updating the name of the Fund from Touchstone International ESG Equity Fund to Touchstone Sands Capital International Growth Equity Fund, and updating the Fund's investment strategy and sub-adviser, and (2) registering a new share class of the Fund (Class R6). This Amendment is intended to become effective on August 31, 2023.

If you have any questions or comments concerning the filing, please contact the undersigned at

(513)629-1648 or Meredyth Whitford-Schultz, Esq. at (513) 357-6029. Sincerely,

/s/Benjamin V. Mollozzi Benjamin V. Mollozzi Counsel

P.O. Box 534467 • Pittsburgh, PA 15253-4467 ph 800.543.0407 • TouchstoneInvestments.com

Touchstone Securities, Inc. • Member FINRA and SIPC